UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CMGI, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

125750 10 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125750 10 9	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). David S. Wetherell

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 14,900,552 shares 6. Shared Voting Power 16,812,672 shares ** 7. Sole Dispositive Power 14,900,552 shares 8. Shared Dispositive Power 16,812,672 shares**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,713,224 shares**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

**Mr. Wetherell disclaims beneficial ownership of 16,812,672 shares.

CUSIP No. 125750 10 9	13G	Page 3 of 6 Pages

Item 1	(a).	Name of issuer:

CMGI, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

425 Medford Street, Charlestown, MA 02129

Item 2	(a).	Name of Person Filing:

David S. Wetherell

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o CMGI, Inc.

425 Medford Street, Charlestown, MA 02129

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2	(e).	CUSIP Number:

125750 10 9

Item 3.	If the Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 125750 10 9	13G	Page 4 of 6 Pages

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

As of December 31, 2003, Mr. Wetherell beneficially owned 31,713,224 shares of the common stock of CMGI, Inc., which includes: (i) 4,549,986 shares which may be acquired upon the exercise of options that are exercisable within 60 days after December 31, 2003, and (ii) 16,812,672 shares held by the North Andover LLC, of which Mr. Wetherell owns a membership interest and which is managed by a limited liability company of which Mr. Wetherell is a manager, as to which Mr. Wetherell disclaims beneficial ownership. Mr. Wetherell disclaims beneficial ownership as to an aggregate of 16,812,672 shares.

	(b)	Percent of class: 7.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:

14,900,552 shares

		(ii)	Shared power to vote or direct the vote:

16,812,672 shares

		(iii)	Sole power to dispose or to direct the disposition of:

14,900,552 shares

		(iv)	Shared power to dispose or to direct the disposition of:

16,812,672 shares

CUSIP No. 125750 10 9	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 125750 10 9	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	/s/ David S. Wetherell

David S. Wetherell